17008964

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66906 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ullico Investment Company Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8403 Colesville RD
(No. and Street)

| Silver Spring | MD | 20910 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried (202) 354-8062
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 2005 Market Street, Suite 700 | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ullico Investment Company Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEGHAN C. NEWKIRK NOTARY PUBLIC PRINCE GEORGE'S CO. MD

MEGHAN C. NEWKIRK
Notary Public, State of Maryland
Prince George's County
My Commission Expires May 11, 2020

Ullico Investment Company, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2016

## Contents

Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

## Report of Independent Registered Public Accounting Firm

The Board of Directors of Ullico Investment Company, Inc.

We have audited the accompanying statement of financial condition of Ullico Investment Company, Inc., (the Company) as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ullico Investment Company, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2017

Ullico Investment Company, Inc.

Statement of Financial Condition

As of December 31, 2016

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,057,935 |
| Prepaid assets | | 22,432 |
| Deferred income taxes | | 4,243 |
| **Total assets** | **$** | **1,084,610** |
| | | |
| **Liabilities** | | |
| Compensation payable | $ | 249,825 |
| Intercompany tax payable | | 60,063 |
| Intercompany payable | | 5,050 |
| **Total liabilities** | | **314,938** |
| | | |
| **Stockholder's Equity** | | |
| Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding) | | 1,000 |
| Additional paid-in capital | | 249,000 |
| Retained earnings | | 519,672 |
| Total stockholder's equity | | 769,672 |
| **Total liabilities and stockholder's equity** | **$** | **1,084,610** |

*The accompanying notes are an integral part of these financial statements.*

# Ullico Investment Company, Inc.

## Statement of Income

For the Year Ended December 31, 2016

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 4,172,488 |
| Interest income | | 1,120 |
| **Total revenues** | | **4,173,608** |
| | | |
| **Expenses** | | |
| Allocated operating expenses | | 2,783,418 |
| Allocated compensation and related expenses | | 931,986 |
| Professional fees | | 181,323 |
| Insurance expense | | 70,914 |
| Direct operating expenses | | 7,945 |
| Regulatory fees and expenses | | 20,985 |
| **Total expenses** | | **3,996,571** |
| | | |
| Income before income tax provisions | | 177,037 |
| | | |
| State income tax expense | | 1,962 |
| Federal income tax expense | | 61,277 |
| Total tax expense | | 63,239 |
| **Net income** | **$** | **113,798** |

*The accompanying notes are an integral part of these financial statements.*

## Ullico Investment Company, Inc.

## Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2016

| | Shares of Common Stock | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance, December 31, 2015 | 1,000 | $ 1,000 | $ 249,000 | $ 405,874 | $ 655,874 |
| Net income | - | - | - | 113,798 | 113,798 |
| **Balance, December 31, 2016** | **1,000** | **$ 1,000** | **$ 249,000** | **$ 519,672** | **$ 769,672** |

*The accompanying notes are an integral part of these financial statements.*

Ullico Investment Company, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2016

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 113,798 |
| | |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Deferred income taxes | 1,212 |
| Change in operating assets and liabilities: | |
| Prepaid assets | 2,978 |
| Intercompany tax receivable | 182,739 |
| Intercompany receivable | 7,920 |
| Compensation payable | (15,700) |
| Intercompany payable | 5,050 |
| Intercompany tax payable | 60,063 |
| Net cash provided by operating activities | 358,060 |
| Cash and cash equivalents at beginning of year | 699,875 |
| Cash and cash equivalents at end of year | $ 1,057,935 |
| | |
| **Supplemental disclosure of cash flow information** | |
| Income tax payments (paid to parent) | - |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization and Nature of Business

Ullico Investment Company, Inc. (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), was incorporated in 2004 as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets group annuity contracts and private investment funds that are established, owned, and/or managed by affiliates.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its revenue is derived from placement agent fees, which represent a percentage of the investment management fees earned by Ullico Investment Advisors, Inc. (UIA) and The Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico.

## 2. Significant Accounting Policies

### Basis of Presentation and Use of Estimates

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

### Revenue Recognition

Revenue is recognized as earned in accordance with respective placement agent agreements between the Company and other entities. Under the respective placement agent agreements, the Company receives a percentage of investment management fees earned by ULL and UIA for serving as a placement agent.

**2. Significant Accounting Policies (continued)**

**Income Taxes**

The Company is included in the consolidated federal income tax return filed by Ullico. Pursuant to an intercompany tax-sharing agreement with Ullico Inc., the Company provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses, and tax credits; which may not be usable on separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of Ullico Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either, remitted to, or received from Ullico.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The amount of current and deferred tax asset is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of highly liquid investments in a money market fund and/or investments purchased with an original maturity of three months or less.

**Financial Instruments**

The Company's financial instruments consist primarily of cash equivalents and short-term investments. The Company believes all of the financial instruments are recorded at values that approximate fair value due to the short-term nature of these instruments.

**2. Significant Accounting Policies (continued)**

**Fair Value Measurements**

The Company has adopted ASC 820, Fair Value Measurements and Disclosures, for all financial instruments accounted for at fair value on a recurring basis in the Company's financial statements. ASC 820 established a new framework for measuring fair value and expands related disclosures.

Broadly, the framework requires fair value to be determined based on the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. It also establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

ASC 820 specifies that a hierarchy of valuation techniques be determined for each asset based on whether the inputs to the valuation technique for those assets are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels:

- Level 1 valuations reflect quoted market or exchange prices for the actual or identical assets or liabilities in active markets.
- Level 2 valuations reflect inputs other than quoted prices in Level 1, which are observable. The inputs can include some or all of the following:
  - quoted prices on similar assets in active markets
  - quoted prices on actual assets that are not active
  - inputs other than quoted prices such as yield curves, volatilities, or prepayments speeds
  - inputs derived from market data
- Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market, there is limited if any market activity, and/or are based on management inputs into a valuation model

The Company maintains policies and procedures to value instruments using the best and most relevant data available. For the year ended December 31, 2016, there were no transfers between levels. As of December 31, 2016, the Company held no investments at fair value.

**Liabilities Subordinated to the Claims of General Creditors**

At December 31, 2016, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

## 3. Recent Accounting Pronouncements

### Revenue from Contracts with Customers

In May 2014, the FASB and International Accounting Standards Board (IASB) issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards (IFRS). Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. There is an optional one year deferral for private entities which the company has elected. Therefore, the guidance will become effective for the Company for the December 31, 2018 reporting period. The Company is assessing the effect of this guidance on the financial statements.

## 4. Income Taxes

The components of the tax expense of the Company are as follows:

| | Amount | Tax Rate |
|---|---|---|
| Federal income tax expense on pre-tax income | $61,963 | 35.00% |
| Tax effect of deduction for state income tax | (686) | (0.39%) |
| Federal income tax expense | 61,277 | 34.61% |
| State income tax expense | 1,962 | 1.11% |
| Total tax expense | $63,239 | 35.72% |

**4. Income Taxes (continued)**

The Company files on a separate basis in Maryland and has a net operating loss carryforward of $279,707 which begins to expire in 2034.

The intercompany tax payable balance of $60,063 results from the US federal tax expense generated by the Company. The federal deferred tax asset (DTA) is $4,243. The state tax DTA related to state net operating losses is $23,076 and the Company believes it is more likely than not that the Company will not receive a tax benefit in the future for the state tax losses. As such, a valuation allowance has been recorded to offset the state DTA in full. A summary of the DTAs as of December 31, 2016 is as follows:

| | |
|---|---|
| **Federal deferred tax asset:** | |
| Intangible assets | $4,243 |
| **State deferred tax asset:** | |
| State net operating loss | $23,076 |
| Gross DTA | 27,319 |
| Valuation allowance-state DTA | (23,076) |
| Total net deferred tax asset | $4,243 |

The Company assesses the likelihood, based on their technical merit, that tax positions taken or expected to be taken, will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company had no unrecognized tax benefit. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2013 and forward.

**5. Net Capital Requirements**

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6⅔% of aggregate indebtedness. At December 31, 2016, the Company's net capital was $723,679 which was $702,683 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

## 6. Related-Party Transactions

The Company earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by UIA through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL through the offer of group annuity products. These revenues are reflected in the Commissions line item on the Statement of Income.

The Company has entered into an Expense Sharing Agreement (Agreement) with UIA whereby UIA allocates a certain percentage of expenses for rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. These expenses are reflected in the Allocated operating expenses and the Allocated compensation and related expenses line items on the Statement of Income. All other operating expenses other than those allocated under the Agreement are paid directly by the Company.

## 7. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Additionally, approximately 42% of the revenues earned by the Company are generated by one affiliated group annuity product, representing a significant concentration. Management does not believe there to be any significant risk of loss of this product and its correlated revenues.

## 8. Subsequent Events

Events or transactions that occur after the balance sheet date but before the financial statements are issued are categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through February 24, 2017, and has disclosed the following subsequent event.

In 2017, the Company will reorganize into a single member Limited Liability Company for income tax purposes.

# Supplementary Information

Ullico Investment Company, Inc.

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 769,672 |
| Less non-allowable assets: | | |
| Prepaid assets | | (22,432) |
| Deferred income taxes | | (4,243) |
| Tentative net capital | | 742,997 |
| Less haircut on securities | | (19,318) |
| Net capital | | 723,679 |
| Aggregate indebtedness | $ | 314,938 |
| Minimum capital required (greater of 6 2/3 % of aggregate indebtedness or $5,000) | $ | 20,996 |
| Net capital in excess of minimum required | $ | 702,683 |
| Excess net capital at 10%, as defined | $ | 692,185 |
| Ratio of aggregate indebtedness to net capital | | 0.44 to 1 |

Statement Pursuant to Paragraph (d) (4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Part IIA FOCUS filing on January 25, 2017.

Ullico Investment Company, Inc.

Schedule II - Statement Pursuant to SEC Rule 17a-5(d) Regarding Computation for Determination of Reserves Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

**Computation for Determination of Reserve Requirement**

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of SEC rule 15c3-3 of the Securities Exchange Act of 1934.

Ullico Investment Company, Inc.

Schedule III – Statement Pursuant to SEC Rule 17a-5(d) Regarding Information Relating to Possessions or Control of Securities under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

**Information Relating to Possession or Control Requirements**

The Company did not maintain possession or control of any customer funds or securities as of December 31, 2016 and is exempt from the possession or control requirements under paragraph (k)(2)(i) of SEC rule 15c3-3 of the Securities Exchange Act of 1934.

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1817**********************MIXED AADC 220
066906 FINRA DEC
ULLICO INVESTMENT COMPANY INC
ATTN: S KOZIAKOVA/INVEST SERVS
8403 COLESVILLE RD 13TH FL
SILVER SPRING MD 20910-6331

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Adam Fried 202-354-8062

2. A. General Assessment (item 2e from page 2) $ 5,435.38

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 2,418.11 )

07/22/2016
Date Paid

C. Less prior overpayment applied ( 0.00 )

D. Assessment balance due or (overpayment) 3,017.27

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,017.27

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,017.27

H. Overpayment carried forward $( 0.00 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ullico Investment Company Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 22 day of February, 20 17.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **01-01-2016**
and ending **12-31-2016**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,173,608 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,998,336 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 1,120 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 1,999,456 |
| 2d. SIPC Net Operating Revenues | $ 2,174,152 |
| 2e. General Assessment @ .0025 | $ 5,435.38 |
| | (to page 1, line 2.A.) |

THIS DOCUMENT HAS A BLUE BACKGROUND, CONTAINS AN ARTIFICIAL WATERMARK ON THE BACK

**ULLICO**
**Investment Company, Inc**
8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-7927

Security features included. Details on back.

62-4
----
311

411000184

02/23/2017

Three Thousand Seventeen And 27/100 Dollars

***********$3,017.27

VOID AFTER 180 DAYS

TO THE ORDER OF
SECURITIES INVESTOR
PROTECTION CORPORATION
PO BOX 92185
WASHINGTON, DC 20090-2185

Two signatures required

The Bank of New York Mellon, Philadelphia, PA.

⑈411000184⑈ ⑆031100047⑆ 2⑈913 481⑈

*DETACH LOWER PORTION AT PERFORATION AND RETAIN FOR YOUR RECORDS*

| REFERENCE NUMBER | DATE | CHECK NUMBER |
|---|---|---|
| 12957 | 02/23/2017 | 411000184 |

| | | |
|---|---|---|
| SIPC-7-2016 | 02/21/2017 | 3017.27 |

**ULLICO**
**Investment Company, Inc**

8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-7927

CHECK AMOUNT
$ 3017.27

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

## Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Ullico Investment Company, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Ullico Investment Company, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries as follows:

   a. We compared the amount on page 1, item 2B on Form SIPC-7 to the amount on check #411000164 paid to SIPC on July 26, 2016, noting no differences.

   b. We compared the amount on page 1, item 2G on Form SIPC-7 to the amount on check #411000184 paid to SIPC on February 23, 2017, noting no differences.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016.

   a. We compared total revenues amount of $4,173,608 reported on page 4 of the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2016 with the Total revenue amount of $4,173,608 reported on page 2, item 2a in Form SIPC-7 for the fiscal year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments as follows:

   a. Agreed the deduction of $1,998,336 reported on page 2, item 2c(1) of Form SIPC-7 to the supporting schedule prepared by the Company, titled Ullico Investment Company, Inc.'s Placement Fees, which is derived from the accounting records used to prepare the audited

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financial statements on form X-17A-5 for the fiscal year ended December 31, 2016, noting no differences.

b. Agreed the deduction of $1,120 of net gain from securities in investment accounts on line 2c(5) of Form SIPC-7 to the interest income reported on page 4 of the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2016, noting no differences.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in schedules and working papers supporting the adjustments:

   a. Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment at 0.0025 on page 2, line 2e of $2,174,152 and $5,435.38, respectively, of the Form SIPC-7, noting no differences.

   b. Recalculated the arithmetical accuracy of the Ullico Investment Company, Inc.'s Placement Fees schedule references in 3a above, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017

# Ullico Investment Company Inc.
# Exemption Report

Ullico Investment Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i);

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i); throughout the most recent fiscal year without exception.

Ullico Investment Company Inc.

I, Adam Fried, swear and affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice President, Chief Financial Officer, FINOP, Secretary & Treasurer

Dated: 2/24/2017

EY
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Ernst & Young LLP
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Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Ullico Investment Company, Inc.

We have reviewed management's statements, included in the accompanying Ullico Investment Company, Inc.'s Exemption Report, in which (1) Ullico Investment Company, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017